Exhibit 99

THIRD AMENDMENT TO CREDIT AGREEMENT among MAGNA INTERNATIONAL INC., AND THE OTHER BORROWERS IDENTIFIED HEREIN as Borrowers - and - THE FINANCIAL INSTITUTIONS IDENTIFIED HEREIN 'as Lenders - and - THE BANK OF NOVA SCOTIA, CITIGROUP GLOBAL MARKETS INC., MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED, BNP PARIBAS SECURITIES CORP. and EXPORT DEVELOPMENT CANADA as Joint Lead Arrangers and Joint Bookrunners - and - THE BANK OF NOVA SCOTIA as Administrative Agent - and - THE BANK OF NOVA SCOTIA as European Agent - and - CITICORP INTERNATIONAL LIMITED as Asian Agent - and - CITIBANK, N.A. CANADIAN BRANCH, BANK OF AMERICA, N.A.,. BNP PARIBAS SECURITIES CORP, and EXPORT DEVELOPMENT CANADA as Co - Syndication Agents - and - Tor#: 3800103.15

CANADIAN IMPERIAL BANK OF COMMERCE, MUFG BANK, LTD., CANADA BRANCH, ROYAL BANK OF CANADA, and THE TORONTO - DOMINION BANK as Documentation Agents - and - COMMERZBANK AG, NEW YORK BRANCH, ING BELGIUM, BRUSSELS, GENEVA BRANCH, BANK OF MONTREAL, JP MORGAN CHASE BANK, N.A. HSBC BANK CANADA, and SANTANDER BANK, N.A. as Senior Managing Agents - and - RAIFFEISEN BANK INTERNATIONAL AG, BANK OF CHINA, NEW YORK BRANCH and INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED, NEW YORK BRANCH, and as Co - Agents Tor#: 3800103.15 DATED as of May 3, 2018

Tor#: 3800103.15 THIRD AMENDMENT TO CREDIT AGREEMENT made as of the 3rd day of May, 2018. AMONG: MAGNA INTERNATIONAL INC. and the other Borrowers indicated on the signature pages hereto (herein called the "Borrowers"), - and - THE FINANCIAL INSTITUTIONS indicated on the signature pages hereto (herein called the "Lenders"), - and - THE BANK OF NOVA SCOTIA, as administrative agent of the Lenders (herein called the "Administrative Agent") - and - THE BANK OF NOVA SCOTIA, as European funding agent of the Lenders to the European Borrowers (herein called the "European Agent") - and - CITICORP INTERNATIONAL LIMITED, as Asian funding agent of the Lenders to the Asian Borrowers (herein called the "Asian Agent" and collectively with the Administrative Agent and the European Agent, the "Agents") WHEREAS the Borrowers, the Agents and certain of the Lenders are parties to a credit agreement dated as of July 8 , 2011 (as amended on June 20 , 2013 and May 16 , 2014 , the "Credit Agreement") ; AND WHEREAS the parties hereto wish to further amend certain terms and conditions of the Credit Agreement ; NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the parties hereto agree to amend the Credit Agreement as provided herein :

Tor#: 3800103.15 - 2 - Section 1 General In this amendment to the Credit Agreement (the "Amending Agreement") (including the recitals) unless otherwise defined herein or the context otherwise requires, all capitalized terms shall have the respective meanings specified in the Credit Agreement . Section 2 To be Read with Credit Agreement This Amending Agreement is an amendment to the Credit Agreement . Unless the context of this Amending Agreement otherwise requires, the Credit Agreement and this Amending Agreement shall be read together and shall have effect as if the provisions of the Credit Agreement and this Amending Agreement were contained in one agreement . The term "Agreement" when used in the Credit Agreement means the Credit Agreement as amended, supplemented or modified from time to time . 1. Section 3 Amendments to Credit Agreement Section 1.01 of the Credit Agreement is hereby amended by adding the following definition in their proper alphabetical order: ""Anti - Corruption Laws" means the United States Foreign Corrupt Practices Act of 1977 , the UK Bribery Act 2010 and all other similar laws, rules and regulations of any jurisdiction applicable to Magna and its Subsidiaries concerning or relating to bribery or corruption ; "Bail - In Action" means the exercise of any Write - Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution ; "Bail - In Legislation" means, with respect to any EEA Member Country implementing Article 55 of Directive 2014 / 59 /EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail - In Legislation Schedule ; "EEA Financial Institution" means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent ; "EEA Member Country" means any of the member states of the European Union, Iceland, Liechtenstein and Norway ; "EEA Resolution Authority" means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution ;

Tor#: 3800103.15 - 3 - "EU Bail - In Legislation Schedule" means the EU Bail - In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time ; "PTE" means a prohibited transaction class exemption issued by the U . S . Department of Labor, as any such exemption may be amended from time to time ; "Sanction Laws" means trade or financial sanctions imposed, administered or enforced by the Office of Foreign Assets Control ("OFAC") of the U . S . Department of the Treasury or similar trade or financial sanctions imposed, administered or enforced by (a) the U . S . Department of State pursuant to the International Emergency Economic Powers Act, Trading with the Enemy Act, United Nations Participation Act, Foreign Narcotics Kingpin Designation Act, Comprehensive Iran Sanctions, Accountability, and Divestment Act, Iran Threat Reduction and Syria Human Rights Act and related executive orders and regulations, (b) Her Majesty's Treasury of the United Kingdom, (c) the European Union, (d) United Nations Security Council, or (e) Canada ; "Sanctioned Person" means any Person currently named on OFAC's List of Specially Designated Nationals and Blocked Persons or any entity that is 50 % or more owned by such Person ; the Sanctioned Entities List maintained by the U . S . Department of State ; the Consolidated list of persons, groups and entities subject to European Union financial sanctions maintained by the European Union External Action Committee ; the Consolidated List of Financial Sanctions Targets maintained by Her Majesty's Treasury of the United Kingdom ; the Compendium of United Nations Security Council Sanctions Lists or any Canadian Governmental Body ; "Third Amending Agreement" means the third amending agreement dated as of May 3 , 2018 among the Agents, the Borrowers and the Lenders party thereto . " "Write - Down and Conversion Powers" means, with respect to any EEA Resolution Authority, the write - down and conver ion powers of such EEA Resolution Authority from time to time under the Bail - In Legislation for the applicable EEA Member Country, which write - down and conversion powers are described in the EU Bail - In Legislation Schedule . " 2. The definition of ,"Applicable Margin" contained in Section 1,.01 or the Credit · Agreement is hereby amended by deleting the pricing grid contained therein in its entirety and replacing it with the following: - - - ... ..... - - - ...... Level I Credit Rating: Fitch and S&P/ Moody's Acc e p . . t a . . . c e . . F . ee , BA Rate, Libor, THE Rate, Letters of Credit Issuance Fee Prim e R . - a t . e , . Bas e Rate Canada, U.S. Base Rate F . a - c i . lit y . Fee II III IV V VI . - ... - -

Tor#: 3800103.15 - 4 - The pricing margin set forth in the grid above shall become effective on the date of the Third Amending Agreement." 3. The definition of "Final Repayment Date" contained in Section 1 . 01 of the Credit Agreement is hereby amended by deleting such definition in its entirety and replacing such deletion as follows : '"Final Repayment Date' means June 22, 2023, subject to extensions of the maturity date as provided for in Section 2.06;" 4. The definition of "Joint Lead Arrangers" contained in Section 1 . 01 of the Credit Agreement is hereby amended by adding the clause "(or any other registered broker dealer wholly - owned by Bank of America Corporation to which all or substantially all of Bank of America Corporation's or any of its subsidiaries' investment banking, commercial lending services or related businesses may be transferred following the date of this Agreement)," immediately following the reference to Merrill Lynch, Pierce, Fenner & Smith, Incorporated . 5. Section 1.01 of the Credit Agreement is hereby amended by deleting the definition "Funded Indebtedness" in its entirety and replacing such deletion as follows: "' Funded Indebtedness' means, at any particular time, the aggregate, without duplication, of (i) the Restricted Subsidiaries' indebtedness for borrowed money (including reimbursement obligations for issued letters of credit, letters of guarantee and bankers' acceptances, but excluding Subordinate Debt) at such time but not including indebtedness owing pursuant to this Agreement, (ii) Capital Lease Obligations of the Restricted Subsidiaries at such time, and (iii) contingent liabilities of the Restricted Subsidiaries at such time with respect to indebtedness for borrowed money of a Person other than Magna or any of its Subsidiaries, but excluding any lease, concession or license of property which is considered an operating lease right - of use liability under GAAP as a result of the implementation and effectiveness of ASC - 842 - Leases, all determined on a consolidated basis in accordance with GAAP except as expressly provided for herein ; " 6. Section 1.01 of the Credit Agreement is hereby amended by deleting the definition "Non Funding Lender" in its entirety and replacing such deletion as follows: "'Non - Funding Lender" means any Lender (i) that has failed to fund any payment or Advances required to be made by it hereunder or to purchase all participations required to be purchased by it hereunder and under the Loan Documents, or (ii) that has given verbal or written notice to a Borrower, an Agent or any Lender or has otherwise publicly announced that it believes that it will be unable to fund advances under credit arrangements to which it is a party, or (iii) with respect to which one or more Lender Related Distress Events has occurred, or (iv) that has become the subject of a Bail - In Action, or (v) with respect to which an Agent has knowledge that such Lender has

Tor#: 3800103.15 - 5 - defaulted in fulfilling its obligations (whether as an agent, lender or letter of credit issuer) under one or more other syndicated credit facilities;" 7. Section 1.01 of the Credit Agreement is hereby amended by deleting the definition "Total Debt" in its entirety and replacing such deletion as follows: ""Total Debt" means, at any particular time, the aggregate, without duplication, of (i) Magna's indebtedness for borrowed money (including reimbursement obligations for issued letters of credit, letters of guarantee and bankers' acceptances, but excluding Subordinate Debt) at such time, (ii) Capital Lease Obligations of Magna at such time, and (iii) contingent liabilities of Magna at such time with respect to indebtedness for borrowed money of a Person other than Magna or any of its Subsidiaries but excluding any lease, concession or license of property which is considered an operating lease right of - use liability under GAAP as a result of the implementation and effectiveness of ASC - 842 - Leases, all determined on a consolidated basis in accordance with GAAP except as expressly provided for herein ; " . 8. Section 1 . 01 of the Credit Agreement is hereby amended by deleting the definitions "Borrowers' Counsel" and "Lenders' Counsel" in their entirety and replacing them as follows : ""Borrowers' Counsel" means, collectively, Jeffrey 0 . Palmer of Toronto, Ontario, Baker & McKenzie of Zurich, Switzerland, Allen & Overy of Hong Kong and Goodrich, Riquelme y Asociados, Mexico City, Mexico and/or such other counsel not unacceptable to the Lenders acting reasonably as Magna may designate to the Administrative Agent in writing from time to time ; "Lenders' Counsel" means, collectively, Davies Ward Phillips & Vineberg LLP of Toronto, Ontario, Chapman Cutler LLP of New York, New York, Galicia Abogados, S . C . , Mexico, Clifford Chance, Hong Kong, Jun He Law Offices, Beijing, China, or such other counsel not unacceptable to Magna acting reasonably as the Administrative Agent may designate to Magna in writing from time to time ; " . 9. Section 1.01 of the Credit Agreement is hereby amended by deleting the definition of "Prohibited Person" in its entirety. 10. Section 2.0lG) of the Credit Agreement is hereby amended by deleting the first sentence thereof and substituting the following: "Upon at least 10 Banking Days' written notice to the Agents and the Lenders, (i) Magna (and the Borrowers acknowledge Magna' s authority to make such requests on their behalf) may request an increase to the Tranche A Commitment Amount by an aggregate amount up to $ 1 , 000 , 000 , 000 , (ii) the Mexican Borrowers may request an increase to the Tranche B Commitment Amount by an amount up to $ 25 , 000 , 000 , and (iii) the Asian Borrowers may request an increase to the Tranche C Commitment Amount by an amount up to $ 150 , 000 , 000 , so long as the U . S . Dollar Value of the aggregate increase in the Credit Facility for all such increases from time to time does not exceed $ 1 , 000 , 000 , 000 . "

Tor#: 3800103.15 - 6 - 11. Section 3.05 of the Credit Agreement is hereby amended by adding the following new subsection (e): "(e) If at any time the Administrative Agent determines (which determination shall be conclusive absent manifest error) that the supervisor for the administrator of the Libor or a Governmental Body having jurisdiction over the Administrative Agent has made a public statement identifying a specific date after which the Libor shall no longer be used for determining interest rates for loans, then promptly after such determination, the Administrative Agent and Magna may amend this Agreement to replace Libor with an alternate benchmark rate, giving consideration to the then prevailing market convention at such time . Such amendment shall become effective on the fifth Banking Day by virtue of an amending agreement executed by Magna and the Administrative Agent after the Administrative Agent has posted such proposed amendment to all Lenders and Magna unless, prior to such time, Majority Lenders have delivered to the Administrative Agent written notice that they do not accept such amendment . " 12. Section 3.09 of the Credit Agreement is hereby amended by deleting subsection (c) in its entirety and replacing such deletion as follows: "(c) The outstanding amount of all U.S. Swingline Loans at any time shall not exceed the lesser of: (i) $25,000,000; and ( ii ) the amount if any, by which the limit of the Tranche A - 2 Commitment Amount exceeds the U . S . Dollar Value of all Advances (other than U . S . Swingline Loans) outstanding at such time under the Tranche A - 2 Commitment Amount . Notwithstanding anything herein to the contrary, the U . S . Swingline Lender shall not be obligated to make U . S . Swingline Loans in an amount that, after giving effect to such proposed U . S . Swingline Loans, would cause the sum of (i) U . S . Swingline Lender's pro rata share of all Loans outstanding and (ii) all U . S . Swingline Loans outstanding, to exceed U . S . Swingline Lender's aggregate Commitments as a Lender under Tranche A - 1 , Tranche A - 2 and Tranche A - 3 . 13. Section 7.01 of the Credit Agreement is hereby amended by deleting subsection (i) in its entirety and replacing it as follows: "( i ) Sanctions and Anti - Corruption . Magna has implemented and will maintain policies and procedures designed to ensure compliance by the Borrowers, their Subsidiaries and their directors, officers and employees with Sanctions Laws and applicable Anti - Corruption Laws, and is in compliance with Sanctions Laws and applicable Anti - Corruption Laws in all material respects . None of Magna or any Subsidiary or, to the knowledge of Magna, any director, officer or employee of Magna or any Subsidiary acting in connection with or benefitting from the credit facility established hereby, is a Sanctioned Person . No borrowing of Advances

Tor#: 3800103.15 - 7 - will be made by a Borrower (a) for the purpose of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person, in violation of applicable Anti - Corruption Laws or (b) for the purpose of financing, funding or facilitating unauthorized transactions with any Sanctioned Person . To the knowledge of Magna, no transactions undertaken by a Borrower hereunder will be undertaken in violation of Sanctions Laws or applicable Anti - Corruption Laws . Nothing in this Section 7 . 0 l(i) shall create or establish an obligation or right to the extent that, by agreeing to it, complying with it, exercising it, having such obligation or right, or otherwise, such party to this Agreement (or any directors, officers or employees, agents and affiliates thereof) would be placed in violation of any foreign trade law or anti - boycott law applicable to it (including, but not limited to, Section 7 German Foreign Trade Regulation (Auftenwirtschaftsverordnung) and Council Regulation (EC) 2271 / 196 ), and the representation made in this Section 7 . 0 l(i) shall be so limited in relation to such party to this Agreement and to that extent shall not be made by nor apply to any such party to this Agreement . " 14. Section 8.01 of the Credit Agreement is hereby amended by deleting subsection G) in its entirety and replacing it as follows: "G) Total Debt to Total Capitalization . Magna shall at all times maintain as at its most recently completed Fiscal Quarter a ratio of Total Debt to Total Capitalization of not greater than (i) 0 . 50 to 1 . 0 or (ii) should Magna complete an acquisition in which the debt - financed portion of the consideration for such acquisition is in excess of $ 2 , 000 , 000 , 000 , 0 . 60 to 1 . 0 for the twelve - month period following the completion of such acquisition, reverting back to 0 . 50 to l . 0 after such twelve - month period ; " . 15. Section 8.01 of the Credit Agreement is hereby amended by deleting subsection (n) in its entirety. 16. Section 8.02 of the Credit Agreement is hereby amended by deleting subsection (f) in its entirety and replacing it as follows: " (f) Use of Proceeds . No part of the proceeds of any Advances will knowingly be used, whether directly or indirectly, (i) in furtherance of an offer, payment, promise to pay, authorization of the payment or giving of money, or anything else of value, to any Person in violation of applicable Anti - Corruption Laws, (ii) for the purpose of funding, financing or facilitating unauthorized transactions with any Sanctioned Person, or (iii) in any manner that would result in the violation by the Borrower or any Subsidiary of any applicable Sanctions Law . Nothing in this Section 8 . 02 (f) shall create or establish an obligation or right for a party to this Agreement to the extent that, by agreeing to it, complying with it, exercising it, having such obligation or right, or otherwise, such party to this Agreement (or any directors, officers or employees, agents and affiliates thereof) would be placed in violation of any foreign trade law or anti - boycott law applicable to it (including, but not limited to, Section 7 German Foreign Trade Regulation

Tor#: 3800103.15 - 8 - (Aufienwirtschaftsverordnung) and Council Regulation (EC) 2271 / 196 ), and the representation made in this Section 8 . 02 (f) shall be so limited in relation to such party to this Agreement and to that extent shall not be made by nor apply to any such party to this Agreement . " 17. Article 8 of the Credit Agreement is hereby amended by adding the following new Section 8.04: "8.04 Certain ERISA Matters (a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, Administrative Agent and its Affiliates, and not, for the avoidance of doubt, to or for the benefit of any Borrower, that at least one of the following is and will be true : ( i ) such Lender is not using "plan assets" (within the meaning of 29 CFR † 2510 . 3 - 101 , as modified by Section 3 (42) of ERISA) of one or more Pension Plans in connection with the Loans, the Letters of Credit or the Commitments ; ( ii ) the transaction exemption set forth in one or more PTEs, such as PTE 84 - 14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95 - 60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90 - 1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91 - 38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96 - 23 (a class exemption for certain transactions determined by in - house asset managers), is applicable with respect to such Lender's entrance into, participation in, administrative of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement ; ( iii ) (A) such Lender is an investment fund managed by a "Qualified Professional Asset Manager" (within the meaning of Part VI of PTE 84 - 14 ), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of sub - sections (b) through (g) of Part I of PTE 84 - 14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84 - 14 are satisfied with respect to such Lender's entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement ; or

Tor#: 3800103.15 - 9 - ( iv ) such other representation, warranty and covenant as may be agreed in writing between Administrative Agent, in its sole discretion, and such Lender . (b) In addition, unless sub - clause (i) in the immediately preceding clause (a) is true with respect to a Lender or if such Lender has not provided another representation, warranty and covenant as provided in sub - clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, Administrative Agent and its Affiliates, and not, for the avoidance of doubt, to or for the benefit of a Borrower or any other Loan Party, that : ( i ) none of Administrative Agent or any of its Affiliates is a fiduciary with respect to the assets of such Lender (including in connection with the reservation or exercise of any rights by Administrative Agent under this Agreement, any Loan Document or any documents related to hereto or thereto) ; ( ii ) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement is independent (within the meaning of 29 CFR † 2510 . 3 - 21 ) and is a bank, an insurance carrier, an investment adviser, a broker - dealer or other person that holds, or has under management or control, total assets of at least $ 50 , 000 , 000 , in each case as described in 29 CFR † 2510 . 3 - 21 ( c )(1)(i)(A) - (E) ; ( iii ) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement is capable of evaluating investment risks independently, both in general and with regard to particular transactions and investment strategies (including in respect of the Obligations) ; ( iv ) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement is a fiduciary under ERISA or the Code, or both, with respect to the Loans, the Letters of Credit, the Commitments and this Agreement and is responsible for exercising independent judgment in evaluating the transactions hereunder ; and (v) no fee or other compensation is being paid directly to Administrative Agent or any its Affiliates for investment advice (as opposed to other

Tor#: 3800103.15 - 10 - services) in connection with the Loans, the Letters of Credit, the Commitments or this Agreement. (c) Administrative Agent hereby informs the Lenders that, with respect to itself and its Affiliates, each such Person is not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the transactions contemplated hereby, and that such Person has a financial interest in the transactions contemplated hereby in that such Person or an Affiliate thereof (i) may receive interest or other payments with respect to the Loans, the Letters of Credit, the Commitments and this Agreement, (ii) may recognize a gain if it extended the Loans, the Letters of Credit or the Commitments for an amount less than the amount being paid for an interest in the Loans, the Letters of Credit or the Commitments by such Lender or (iii) may receive fees or other payments in connection with the transactions contemplated hereby, the Loan Documents or otherwise, including structuring fees, commitment fees, arrangement fees, facility fees, upfront fees, underwriting fees, ticking fees, agency fees, administrative agent or collateral agent fees, utilization fees, minimum usage fees, letter of credit fees, fronting fees, deal - away or alternate transaction fees, amendment fees, processing fees, term out premiums, banker's acceptance fees, breakage or other early termination fees or fees similar to the foregoing . " 18. Section 11.08 of the Credit Agreement is hereby amended by adding by the following sentence at the end of such section: "Any amendment to the last sentence of Section 7 . 0 l(i) or the last sentence of Section 8 . 02 (f) shall require the consent of the Majority Lenders plus any Lender or Lenders existing pursuant to the laws of Germany or any State thereof . " 19. Article 12 of the Credit Agreement is hereby amended by adding a new Section 12.21 as follows: "12.21 Acknowledgement and Consent to Bail - In of EEA Financial Institutions Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the Write - Down and Conversion Powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by : (a) the application of any Write - Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution ; and (b) the effects of any Bail - In Action on any such liability, including, if applicable : (i) a reduction in full or in part or cancellation of any such liability;

Tor#: 3800103.15 - 11 - ( ii ) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document ; or ( iii ) the variation of the terms of such liability in connection with the exercise of the Write - Down and Conversion Powers of any EEA Resolution Authority . " 20. Schedule F (Commitment Amounts) to the Credit Agreement is hereby deleted in its entirety and replaced with the Schedule F attached hereto as Schedule A. Section 4 Representations and Warranties In order to induce the Agent and the Lenders to enter into this Amending Agreement, each of the Borrowers represents and warrants to the Administrative Agent and the Lenders as follows, which representations and warranties shall survive the execution and delivery hereof : 1. the representations and warranties set out in Article 7 of the Credit Agreement shall be true and correct in all material respects on the date of this Amending Agreement as if made on and as of such date, except that if any such representation and warranty is specifically given in respect of a particular date or particular period of time and relates to such date or period of time, then such representation and warranty shall be true and correct in all material respects as at such date or for such period of time ; 2. all necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance of this Amending Agreement by each Borrower . Each Borrower has duly executed and delivered this Amending Agreement . This Amending Agreement is a legal, valid and binding obligation of each Borrower enforceable against it by the Agents and the Lenders in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditor's rights generally and the fact that the courts may deny the granting or enforcement of equitable remedies ; and 3. as of the date hereof and after giving full force and effect to the amendments to the Credit Agreement provided for in this Amending Agreement, no Default or Event of Default exists . Section 5 Confirmation of Magna Guarantee Magna hereby acknowledges, confirms and agrees that, notwithstanding this Amending Agreement (i) the Magna Guarantee continues in full force and effect, and constitutes a legal, valid and binding obligation of Magna enforceable against it in accordance with its terms, and (ii) the Magna Guarantee is hereby ratified and confirmed.

Tor#: 3800103.15 - 12 - Section 6 Conditions Precedent This Amending Agreement shall not be effective until satisfaction of the following terms, each to the satisfaction of the Administrative Agent and the Lenders, acting reasonably : (a) this Amending Agreement shall be executed and delivered by the Borrowers, the Agents and the Lenders; (b) payment of all upfront fees owing to the Lenders as set forth in the Administrative Agent's April 3, 2018 memorandum; (c) the Agents shall have received the following in form and substance satisfactory to the Lenders: (i) an Officers' Certificate of Magna certifying: (A) that (a) the constating documents previously delivered to the Administrative Agent on the Closing Date have not been amended and remain in full force and effect, or (b) attached thereto are true and correct copies of the articles or constating documents and the by - laws of Magna and that such documents are in full force and effect, unamended; and (B) as to the incumbency of officers and directors of Magna, who have executed this Amending Agreement (such certificate to include sample signatures); and (d) the Administrative Agent and each Lender shall have received all such other documents, instruments and agreements as may reasonably be required by it. Section 7 Acknowledgement regarding Certain Lenders The Borrowers hereby acknowledge and agree that the Commitments of Banco Santander, S . A . (the "Departing Lender") pursuant to Tranche A - 1 , Tranche A - 2 and Tranche A - 3 and all Advances owing to the Departing Lender pursuant to each such Tranche shall, effective the date of this Amending Agreement and without the requirement or need of any further action or documentation, become the Commitments of Santander Bank, N . A . (the "New Lender") (as described on Schedule A to this Amending Agreement) and all Advances made by the Departing Lender pursuant to each Tranche shall become Advances made by the New Lender under such Tranche . Section 8 Expenses The Borrowers shall pay all reasonable fees and expenses incurred by the Agents and the Lenders in connection with the preparation, negotiation, completion, execution, delivery and review of this Amending Agreement .

Tor#: 3800103.15 - 13 - Section 9 Continuance of the Loan Documents and the Credit Agreement The Loan Documents and the Credit Agreement, as changed, altered, amended or modified by this Amending Agreement, shall be and continue in full force and effect and is hereby confirmed and the rights and obligations of all parties thereunder shall not be affected or prejudiced in any manner except as specifically provided for in this Amending Agreement . Section 10 Counterparts This Amending Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original and all of said counterparts taken together shall be deemed to constitute one and the same agreement . Section 11 Governing Law This Amending Agreement shall be construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and each of the parties hereto irrevocably attorns in accordance with the provisions of Section 1 . 08 of the Credit Agreement . Section 12 Severability If any term or provision of this Amending Agreement or the application thereof to any party or circumstance shall be held to be invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, the validity, legality and enforceability of the remaining terms and provisions of this Amending Agreement shall not in any way be affected or impaired thereby, and the affected term or provision shall be modified to the minimum extent permitted by law so as most fully to achieve the intention of this Amending Agreement . [Remainder of page intentionally left blank]

S - 1 IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first written above. AL INC. Per: hief Financial Officer P e:r Name: Paul H. Brock Title: Vice President & Treasurer MAGNA TREASURY SERVICES LP, by its general partner, MAGNA TREASURY SERVICES INC. Per: Title: President Per: Name: Riccardo C. Trecroce Title: Vice President & General Counsel MAGNA INTERNATIONAL OF AMERICA, INC. · Per: Name: Paul H. Brock Title: Vice President & Treasurer Per: , 4 . u_et..L. Name: Riccardo C. Trecroce Title: Vice President & General Counsel Third Amendment to Credit Agreement (Magna)

S - 2 MAGNA INTERNATIONAL INVESTMENTS S.A. Per: , / - 1;!l/c Name: Peter J. Donohoe Name: Dietmar Perger Title: Direct.or Third Amendment lO Credit Agreement (Magna)

S - 3 This Agreement was executed outside Belgium. NEW MAGNA INVESTMENTS NV, BEERSEL, BELGIEN, ZWEIGNIEDERLASSUNG STEINHAUSEN Per: Name: //JC? IJ!lt'lE Title: '", - t o{f.tr Per: Third Amendment to Credit Agreement (Magna)

S - 4 Third Amendment to Credit Agreement (Magna) MAGNA INTERNACIONAL DE MEXICO, S.A. DE C.V. / Per: Name: Paul H. Brock Per: Title: Vice President & Treasurer Per: Name: Riccardo C. Trecroce Title: Vice President & General Counsel - Americas & Asia MAGNA INTERNATIONAL (HONG KONG) LIMITED ?..Jr -------- ' Name: Paul H. Brock Title: Vice President & Treasurer Per: Name: Riccardo C. Trecroce Title: Vice President & General Counsel - Americas & Asia Name: Paul H. Brock Title: Vice President & Treasurer Per: 4{ (1_ o c,, Name: Riccarao C. Trecroce Title: Vice President & General Counsel - Americas & Asia

S - 5 MAGNA POWERTRAIN (CHANGZHOU) CO.,LTD. Per: Name: Paul H. Brock Title: Vice President & Treasurer Per: Name: Riccardo C. Trecroce Title: Vice President & General Counsel - Americas & Asia MAGNA AUTOMOTIVE TECHNOLOGY AND SERVICE (SHANGHAI) CO., LTD. Per: Name: Paul H. Brock Title: Vice President & Treasurer Third Amendment to Credit Agreement (Magna) Per: Name: Riccardo C. Trecroce Title: Vice President & General Counsel - Americas & Asia GUANGDONG MAGNA AUTOMOTIVE MIRRORS CO., LTD. ? Per: Name: Paul H. Brock Title: Vice President & Treasurer Per: Name: Riccardo C. Trecroce Title: Vice President & General Counsel - Americas & Asia . i i

S - 6 Third Amendment to Credit Agreement (Magna) MAGNA AUTOMOTIVE MIRRORS (SHANGHAI) CO., LTD. Per: Name: Paul H. Brock Title: Vice President & Treasurer Per: 4 -- 17ie - l,t.0 - c. Q , Name: Riccardo C. Trecroce Title: Vice President & General Counsel - Americas & Asia MAGNA POWERTRAIN KOREA INC. Per: Name: Paul H. Brock Title: Vice President & Treasurer Per: Name: Riccardo C. Trecroce Title: Vice President & General Counsel - Americas & Asia Per: Name: Paul R Brock Title: Vice President & Treasurer Per: 4 o.ot.J Name: Riccardo C. Trecroce Title: Vice President & General Counsel - Americas & Asia

S - 7 Third Amendment to Credit Agreement (Magna) MAGNA CLOSURES (KUNSHAN) CO., LTD. Per: Name: Paul H. Brock Title: Vice President & Treasurer Per: Name: Riccardo C. Trecroce Title: Vice President & General Counsel - Americas & Asia MAGNA (FUZHOU) AUTOMOTIVE SEATING CO., LTD. Per: Name: Paul H. Brock Title: Vice President & Treasurer Per: Name: Riccardo C. Trecroce Title: Vice President & General Counsel - Americas & Asia MAGNA ELECTRONICS (ZHANGJIAGANG ) P : - Name: Paul H. Brock Title: Vice President & Treasurer Per: Name: Riccardo C. Trecroce Title: Vice President & General Counsel - Americas & Asia

S - 8 MAGNA AUTOMOTIVE PARTS (SUZHOU) CO., LTD. Per: Name: Paul H. Brock Title: Vice President & Treasurer Per: Name: Riccardo C. Trecroce Title: Vice President & General Counsel - Americas & Asia MAGNA STEYR AUTOMOTIVE TECHNOLOGY (SHANGHAI) LTD. Per: Name: Paul H. Brock Title: Vice President & Treasurer Name: Riccardo C. Trecroce Title: Vice President & General Counsel - Americas & Asia MAGNA MIRRORS (TAICANG) AUTOMOTIVE TECHNOLOGY CO., LTD. Per: Third Amendment to Credit Agreement (Magna) ';1"' - r= Name: Paul H. Brock Title: Vice President & Treasurer Per: Name: Riccardo C. Trecroce Title: Vice President & General Counsel - Americas & Asia

S - 9 Third Amendment to Credit Agreement (Magna) MAGNA POWERTRAIN (TIANJIN) CO., LTD. Per: Name: Paul H. Brock Title: Vice President & Treasurer Per: Name: Riccardo C. Trecroce Title: Vice President & General Counsel - Americas & Asia

S - 10 THE BANK OF NOVA SCOTIA, as Administrative Agent Per: Name: Title: ' ,,,::/ ' . / > /. Clement Yu Director Per: . . ··.. Ryan Moonilal Nam e . : Title: Analyst Thh·d Amendment to Credit Agreemei1t (Magna)

S - 11 THE BANK OF NOVA SCOTIA, as European Agent Per: Name: Title: M · .... ·· / - n Moonilal Name:·. . - Title: Analyst Clement Yu Director Per: Third Amendment to O·edit Agreement (Magna)

S - 12 THE BANKOF NOVA SCOTIA, as Tranche A - 1 Lender Per: Name: Title: ,Jamte Davis Director Per : .rJ - - · · ·· · · "'""· Name: Lihor Abraham Title: Associate.· Director 11iirdAmendment to C:reditAgreement (Afagna)

THKBANK OF NOVA SCOTIA, as Tnmcbe.A -- 2Lender Per: · l.··. --- -- Name: Title: ,·itree \ or Per: Uher Abraham Associate Director Name: Title: Third Amendment to Credit Agreement(Magna)

S-14

THE BANK OF NOVA SCOTIA, as Tranche A-3 Lender

Per: __________________________
Name: Jamie Davis
Title: Director

Per: __________________________
Name: Lihor Abraham
Title: Associate Director

Third Amendment to Credit Agreement (Magna)

S - 15 SCOTIABANKINVERLAT, S.A., INSTITUCION DE BANCA M(JLTIPLE, GRUPO FINANCIERO SCOTIABANK INVERLAT, as Tranche B Lender Per: Name: Jose Jorge Rivero Mendez Title: Attorney - in - fact Per: N ,,,,, am Stephen James Shaw _,,,. itle: Attorney - in fact .:l,P Stefiabrmk I jJUR101coj Third Amendment to Credit Agreenient (11.d.agna)

5..7 THE BANK OF NOV A SCOTIA, as Tranche C Lender Per: Name: Title: Pe . r . - =:::::{ - Name: Title: ,._ j /).£.. _ :hnnie oavis Director L Lihor Abraham Associate Director 111ird Amendment to Credit Agreement (Magna)

S-17

CITICORP INTERNATIONAL LIMITED,
as Asian Agent

Per: ______________________________

Name: Patrick Wong
Title: Vice President

Per: ______________________________

Name:
Title:

Third Amendment to Credit Agreement (Magna)

S - 18 CITIBANK, N.A., CANADIAN BRANCH, as Tranche A..1 Lender Name: Daljeet Lamba Title: Authorized Signatory Per: Name: Title: Third Ame,rdmeltt to Credit Agreement (Magna)

S - 19 CITIBANK N.A., as Tranche A - 2 Lender Name: Richard Rivera Title: Vice President Third Amendment to Credit Agreemelll (Magna)

S - 20 CITIBANK, N.A., LONDON BRANCH, as Tranche A - 3 Lender \ Per: &½j Name: Title: Lucy Devlin Director Per: _ Name: Title: Third Amendmellt 10 Credit Agreemem (Magna)

S - 21 CITIBANK N.A., HONG KONG BRAN H, as Tranche C Lender ! Per: Title : Managing Director Head""""'Hong Kong Global Subsidiaries l . j ! l l Third Alliendment to Credit Agre ! 1e11t (Magna) i I l I

S-22

BANK OF AMERICA, N.A., CANADA BRANCH, as Tranche A-1 Lender

Per: ______________________________

Name: James Campbell

Title: Director

Per: ______________________________

Name:

Title:

Third Amendment to Credit Agreement (Magna)

S-23

BANK OF AMERICA, N.A., CANADA BRANCH, as Tranche A-2 Lender

Per: ______________________

Name: James Campbell

Title: Director

Per: ______________________

Name:

Title:

Third Amendment to Credit Agreement (Magna)

5..24 8ANKOF AMERICA, N.A., LONDON BRANCH, as Tranche A -- 3 Lender Per: < --- ""'A , ---- ,,._......, --- 4 : , . , " , - z 2 : "' 7 N e: James Campbell Title;Director Per: Name: Title: Third Amendment to - CreditAgn•enuJJlf {Mttgnli)

S-25

BANK OF AMERICA, N.A., as Tranche C Lender

Per: ______________________

Name: James Campbell

Title: Director

Per: ______________________

Name:

Title:

Third Amendment to Credit Agreement (Magna)

S - 26 Third Amendment to Credit Agreement (Magna) BNP PARIBAS, as Tranche Awl Lender Per: ;;; -- JEANROLIN Title: Director Per: / JNQ Title:

S - 27 Third Amendment to Credit Agreement (Magna) BNP PARIBAS, as Tranche A - 2 Lender Per: Per:

S - 28 BNPPARIBASSA,NETHERLANDS BRANCH, as Tranche A - 3 Lender Per: Name: Title: Per: Name: Title: Third Amendment to Credit Agreement (Magna)

S - 29 EXPORT DEVELOPMENT CANADA, as Tranche A - 1 Lender Per: . . ··_.··.· .. ••···. - ... . / · .. • .......... ·······'· - ··· - ... " -- - Name: Title: ADAM SMITH FINANCING MANAGER Per - Name_; Title: Bassam Hammoud S nlor Financing Manager Third Amendment to Credit Agreement (}viagna)

S - 30 EXPORT DEVELOPMENT CANADA, as Tranche A - 2 Lender Per: (f····· · .,.. . . · : · . . . . · . . · · · . · . . · - · · . · . • . . . .· · . · • · . , · .·.· . · . . .. . · · . . •.·· . " . • . · •. • ·•'.·.·.··. · · • . . . · - · · · · . . ··· ·.··· . . · •· . :·. am - ·' . ADAMSMITH FINANCING MANAGER Title; Per: Name: Title: Bassam Hammoud Senior Financing Manager Third Amendment to Credit Agreement (Magna) '

EXPORT DEVELOPMENT CANADA, as Tranche A - 3 Lender Pee Name: Title: ADAM SMITH FINANCING MANAGER Per: Name: Title: Bassam Hammoud Senior Financing Manager Third Amendment to Credit Agreement (Atfagna)

S - 32 Third Amendment to Credit Agreement (Magna) MUFG BANK, LTD., CANADA BRANCH, as Tranche A - 1 Lender Per: Title: Director & Relationship Manager Per: Name: Title:

S - 33 Third Amendment to Credit Agreement (Magna) MUFG BANK, LTD., CANADA BRANCH, as Tranche A - 2 Lender Per: Name: Jack Shuai Title: Director & Relationship Manager !. Per: Name: Title:

S - 34 MUFG BANK, LTD., LONDON BRANCH, as Tranche A - 3 Lender Per: l QD Per: Name: Title: Third Amendment to Credit Agreement (Magna)

CANADIAN IMPERIAL BANK OF COMMERCE, as Tranche A - 1 Lender , •.v.·""·.. - ..., - ._,_.,.,,.'. ƒ ) j,,/' Per: -- Na e - :,,/,/Emma Johnson Title: f Director Per: Name: Title: Third Amendment to Credit Agreement (i \ 1agna)

S - 36 ThirdAmendment to Credit Agreement (Magna) CIBC INC. as Tranche A - 2 Lender Per: Per: Name: Title: . I Do I ic Sotresso Title: Author.•i.·a·./...4 /? ··· ... t '. ,,,. 1/ - Andrew R. Campbell Authorized Signatory

S - 37 ThirdAmendment to Credit Agreement (Magna) CANADIAN IMPERIAL BANK OF COMMERCE, as Tranche A - 3 Lender Per: .Kf me: ; .·· ... . -- Title:/' Per: Name: Title: Emma Johnson Director 1 ---- Kevin Charko Executive Director

S - 38 Per: ROYAL BANK OF CANADA, as Tranche A - 1 Lender ' ?Pr7_ ThirdAmendment to Credit Agreement (Magna) :::::,...,,_ Name: Chris Cowan Title: Authorized Signatory Per: Name: Title:

S - 39 ThirdAmendment to Credit Agreement (Magna) ROYAL BANK OF CANADA,as Tranche A - 2 Lender Per: Name: Chris Cowan Title: Authorized Signatory Per: Name: Title:

S - 40 ROYAL BANK OF CANADA, as Tranche A - 3 Lender / -- ==::::::s Third Amendment to Credit Agreement (Alagna) Per: Name: Chris Cowan Title: Authorized Signatory Per: Name: Title:

S - 41 Third Amendment to Credit Agreement (Magna) THE TORONTO - DOMINION BANK, as Tranche A - 1 Lender Per: Per: .t Name: Title: A; ;ewC. Rytel Vice President

S - 42 Third Amendment to Credit Agreement (Magna) TORONTO - D01 \ 1INION (TEXAS) LLC, as Tranche A - 2 Lender Per: Name: Annie Dorval Title: Authorized Signatory

S-43

THE TORONTO-DOMINION BANK, as Tranche A-3 Lender

Per:

Name: **Philip Bates**

Title: **MD, European Credit Origination**

Per:

Name: Paul Needs

Title: Director, Global Counterparty Credit

Third Amendment to Credit Agreement (Magna)

S - 44 Third Amendment to Credit Agreement (Magna) BANK OF MONTREAL, as Tranche A - 1 Lender Per: Name: Title: Martin Stevenson Managing Director Per: Name: Title:

S - 45 BANK OF MONTREAL, ClHCAGO BRANCH, as Tranche A - 2 Lender Per: & \ .:L Name: Brian L. Banke Title: Managing Director - · Third Amendment to Credit Agreement (Magna)

S - 46 Third Amendment to Credit Agreement (Magna) BANK OF MONTREAL IRELAND PLC, as Tranche A - 3 Lender Per: Per: et .... i ---- _ --- .· - ·• - a_lJ,{ _ Name: .. : Title: Noel Reynolds ChJef Ffnandal Officer Bank of Montreal Ireland p.l.c.

S - 47 Third Amendment to Credit Agreement (Magna) SANTANDER BANK, N.A., as Tranche A - 1 Lender / Per: N am:e?Da iel Kostman Title: Executive Director

S-47

SANTANDER BANK, N.A., as Tranche A-1 Lender

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

BANCO SANTANDER, S.A., as Tranche A-1 Lender (departing)

Per: [signature]
Name: ISABEL PASTOR
Title: VP

Per: [signature]
Name: Paloma García Castro
Title: VP.

Third Amendment to Credit Agreement (Magna)

S - 48 SANTANDER BANK, N.A., as Tranche A - 2 Lender Per: Title: Executive Director Third Amendment to Credit Agreement (Magna)

S - 48 SANTANDER BANK, N.A., as Tranche A.,;2 Lender Per: Name: Title: Per: Name: Title: BANCO SANTANDER, S.A., as Tranche A - 2 Lender (departing) Per: Per: Name: IS,:. \ % A TOR.. - : - :? Third Amendmentlo Credit Agreemem (Magna)

S - 49 Third Amendment to Credit Agreement (Magna) SANTANDER BANK, N.A., as Tranche A - 3 Lender Per: / Name: Daniel Kostman Title": Executive Director

SANTANDER BANK, N.A., as Tranche A -- 3 Lender Third Amendment to Credit Agreement (Magna) Per: Name: Title: Per: Name: Title: BANCO SANTANDER, S.A.; as TrancheA - 1 Lender (departing)

S-50

COMMERZBANK AG NEW YORK BRANCH, as Tranche A-1 Lender

Per: ________________________
Name: Michael W. Ravelo
Title: Managing Director

Per: ________________________
Name: Mark Coglitore
Title: Associate

Third Amendment to Credit Agreement (Magna)

S-51

COMMERZBANK AG NEW YORK BRANCH, as Tranche A-2 Lender

Per: ______________________
Name: Michael W. Ravelo
Title: Managing Director

Per: ______________________
Name: MArk Coglitore
Title: Associate

Third Amendment to Credit Agreement (Magna)

S-52

COMMERZBANK FRANKFURT AG, as Tranche A-3 Lender

Per: ______________________

Name: Matthias Buergelin

Title: Managing Director

Per: ______________________

Name: Sebastian Ott

Title: DIRECTOR

Third Amendment to Credit Agreement (Magna)

S - 53 HSBC BANK CANADA, as Tranche A - 1 Lender Per: Name: Titl : Harjeet Sadera Vies President obal Banking Per: lobal Banking RE:'5TR!CTED - Third Amendment to CreditAgreement (Magna)

5,.54 HSBC BANK CANADA, as Tranche A - 2 Lender RESTRICTED ThirdAme11dmenr to Credit Agreement (Magna)

S-55

HSBC BANK CANADA, as Tranche A-3 Lender

Per: ______________________

Name: Harjeet Sadera

Title: Vice President
Global Banking

Per: ______________________

Name: James Sanders

Title: Vice President, Global Banking

RESTRICTED - Third Amendment to Credit Agreement (Magna)

S - 56 ING BELGIUM, BRUSSELS, GENEVA BRANCH, as Tranche A - 1 Lender Per! Name: Title: PAUL - EMMANUEL AE TS GENl:RAL MANAGER Per: Name: Title: HERMEN EGBERINK HEAD OF CREDIT RISK .Third Amendment to.Credit Agreement (Magna)

S - 57 Third Amendment to Credit Agreement (Magna) ING BELGIUM, BRUSSELS, GENEVA BRANCH, as Tranche A - 2 Lender Per: Per: PAUL EMMANUEL AERTS Name: Title: GENERAL MANAGER JL_e_ Name : · Title: J Hl;Rfy,EN EGBERINK MfiAD OF(;)l,BQii RISK

S - 58 Third Amendment to Credit Agreement (Magna) ING BELGIUM, BRUSSELS, GENEVA BRANCH, as Tranche A - 3 Lender Per: / ( . : · . : \ ' . < • ...... . ·.···· c. · . · Name: Title: PAUL.:EMMA YSL AE TS GENliltA \ . MANA rR Per: ' Name: ? RM N EGBERfNK Title: HEADOFCAED1TA1SK

S - 59 JPMORGAN CHASE BANK, N.A., TORONTO BRANCH, as Tranche A - l Lender Per: Name: Gene Riego de Dias Title: Executive Director Per: Name: Title: Third Amendment to Credit Agreement (ivfagnc1)

S - 60 JPMORGAN CHASE BANK, N.A., as Tranche A - 2 Lender Per: Name: Gene Riego de Dios Title: Executive Director Per: Name: Title: Third Amendment to Credit Agreement (Magnq)

S - 61 JPMORGAN CHASE BANK N.A., LONDON BRANCH, as Tranche A - 3 Lender Per: ·· - · - ----- Name: Gene Riego de Dios Title: Executive Director Per: Name: Title: Third Amendment to Credit Agreement (A{agna)

S - 62 Third Amendment to Credit Agreement (Magna) RAIFFEISEN ANKINTERNATIONAL e f - t Lender i Per: P. Straubinger Josef Horl Per: Name: Title:

S - 63 Third Amendment to Credit Agreement (Magna) NK INTERNATIONAL - 2 Lender Per: 1/1 P. Straubingcr Josef Horl Per: Name: Title:

S - 64 Third Amendment to Credit Agreement (Magna) RAIFFEISE tlNK INTERNATIONAL AG, as Tranv - 3 Lender fl Per: P. Strauhinget Josef Hor/ Per: Name: Title:

S - 65 Third Amendment to Credit Agreement (Magna) BANK OF CHINA, NEW YORK BRANCH, as Tranche A - 1 Lender Per: Name: Raymond Qiao Title: Executive Vice President

S - 66 Third Amendment to Credit Agreement (Magna) BANK OF CHINA, NEW YORK BRANCH, as Tranche A - 2 Lender Per: Name: Raymond Qiao Title: Executive Vice President

S - 67 Third Amendment to - Credit Agreement (Magna) BANK OF CIDNA, NEW YORK BRANCH, as Tranche A - 3 Lender Per: Name: Raymond Qiao Title: Executive Vice President

INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED, NEW YORK BRANCH, as Tranche A l Lender Third Amendment to Credit Agreement (Magna) Per: Name: Jing Qu Title: Assistant Vice President Per: Name: Gang Duan Title: Executive Director

INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED, NEW YORK BRANCH, as Tranche A - 2 Lender Third Amendment to Credit Agreement (Magna) Per: Name: Jing Qu Title: Assistant Vice President Per: Name: Gang Duan Title: Executive Dfrector

INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED, NEW YORK BRANCH, as Tranche A - 3 Lender Third Amendment to Credit Agreement (Magna) Per: Name: Jing Qu Title: Assistant Vice President Per; Name: Gang Duan Title: Executive Director

- Al - SCHEDULE A Schedule F Commitment Amounts Tor#: 3800103.15 Tranche A Tranche A - I Lender Commitment Tranche A - 2 Lender Commitment The Bank of Nova Scotia Citibank, N.A. Bank of America, N.A. BNP Paribas Export Development Canada MUFG Bank, Ltd., Canada Branch CIBCINC. Royal Bank of Canada Toronto - Dominion (Texas) LLC Bank of Montreal, Chicago Branch Santander Bank, N.A Commerzbank AG, New York Branch HSBC Bank Canada ING Belgium, Brussels;Geneva Branch JPMorgan Chase Bank, N.A. The Bank of Nova Scotia Citibank, N.A., Canadian Branch Bank of America, N.A., Canada Branch BNP Paribas Export Development Canada MUFG Bank, Ltd., Canada Branch Canadian Imperial Bank of Commerce Royal Bank of Canada The Toronto - Dominion Bank Bank of Montreal Santander Bank, N.A. Commerzbank AG, New York Branch HSBC Bank Canada ING Belgium, Brussels, Geneva Branch JPMorgan Chase Bank, N.A., Toronto Branch Raiffeisen Bank International AG Bank of China, New York Branch Industrial and Commercial Bank of China Limited, New York Branch Tranche A - 1 Commitment Amount U.S.$1,550,000,000 Raiffeisen Bank International AG Bank of China, New York Branch Industrial and Commercial Bank of China Limited, New York Branch Tranche A - 2 Commitment Amount U .S.$200,000,000

- A2 - Tor#: 3800103.15 Tranche A Tranche A - 3 Lender The Bank of Nova Scotia Citibank, N.A., London Branch Bank of America, N.A, London Branch BNP Paribas SA, Netherlands Branch Export Development Canada MUFG Bank, Ltd., London Branch Canadian Imperial Bank of Commerce Royal Bank of Canada The Toronto - Dominion Bank Bank of Montreal Ireland PLC Santander Bank, N.A. Commerzbank Frankfurt AG HSBC Bank Canada ING Belgium, Brussels, Geneva Branch JPMorgan Chase Bank N.A., London Branch Raiffeisen Bank International AG Bank of China, New Yark Branch Industrial and Commercial Bank of China Limited, New York Branch Tranche A - 3 Commitment Amount TRANCHE A COMMITMENT AMOUNT Commitment U.S.$700,000,000 U.S.$2,450,000,000 Tranche B Tranche B Lender Scotiabank Inverlat, S.A., Instituci6n de Banca Multiple, Grupo Financiero Scotiabank Inverlat TRANCHE B COMMITMENT AMOUNT Tranche C Tranche C Lender Citibank, N.A., Hong Kong Branch The Bank of Nova Scotia Bank of America, N.A. TRANCHE C COMMITMENT AMOUNT Commitment Commitment U.S.$200,000,000